Exhibit 4.1

DESCRIPTION OF DIVALL INSURED INCOME PROPERTIES 2 LIMITED PARTNERSHIP’S

SECURITIES REGISTERED PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934

DiVall Insured Income Properties 2 Limited Partnership, a Wisconsin limited partnership (“DiVall” or the “Partnership”), has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: limited partnership interests in the Partnership (“Units”).

The following is a summary of the rights of the holders of Units. This summary should be read in conjunction with, and is qualified in its entirety by, the related provisions of the Agreement of Limited Partnership dated November 25, 1987, as amended from time to time (the “Partnership Agreement”), which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is an exhibit; and applicable Wisconsin law, including the Wisconsin Uniform Limited Partnership Act. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Partnership Agreement.

Limited Partnership Interests

Units represent limited partnership interests in the Partnership that entitle the holders thereof to the rights and privileges specified to Limited Partners in our Partnership Agreement, including the right to participate in distributions. The Units are registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. As of December 31, 2022, there were 46,280.3 Units issued and outstanding held by 1,125 Limited Partners of record. The Partnership has no other class of securities authorized or outstanding. The Units are not listed for trading on any exchange.

Distributions to Partners; Allocations

The Partnership Agreement provides for net income and loss of the Partnership to be allocated on a quarterly basis, 99% to the Limited Partners and 1% to the General Partner.

The Partnership Agreement provides for the distribution of net cash receipts and net proceeds to the limited partners and General Partner at times that the General Partner deems appropriate, but no less often than semi-annually, subject to the limitations on distributions Partner described in the Partnership Agreement. In general, distributions from Net Proceeds (as defined) are distributed first to the Limited Partners in an amount equal to 100% of their Adjusted Original Capital, then an amount necessary to provide each Limited Partner a liquidation preference from the Return Calculation Date (as defined) and giving effect to prior distributions of net cash receipts and any distributions of Net Proceeds (except for distribution amounts deemed appropriate by the General Partner to pay its federal and state income tax on the income allocated to the General Partner attributable to such year), and then 99% to the Limited Partners and 1% to the General Partner.

Capital Contributions

Limited Partners are not required to make additional capital contributions to the Partnership and are not subject to mandatory future capital calls.

General Partner

The Provo Group, Inc. (the “General Partner”), is the general partner of the Partnership. The General Partner has broad discretion to manage the Partnership and its affairs, including to cause the Partnership to acquire interests in real property assets, manage and operate Partnership properties, sell, lease and dispose of Partnership properties, borrow funds from financial institutions on behalf of the Partnership, make tax elections, and admit additional Limited Partners. The Partnership Agreement imposes certain restrictions on the General Partner with respect to the operation of the Partnership, including restrictions on causing the Partnership to engage in certain transactions with the General Partner or its affiliates or to receive loans from the Partnership. In addition, the Partnership Agreement imposes various affirmative duties on the General Partner. The General Partner is not required to manage the Partnership as its sole and exclusive function and is permitted to have other business interests and may engage in other activities to those relating to the Partnership. The Partnership Agreement provides, subject to certain requirements that the General Partner may be due certain fees, such as a disposition fee upon the sale of Partnership properties. The General Partner is indemnified from any claims or expenses arising out of, or relating to, serving as the General Partner, so long as such claims do not arise from fraudulent or criminal misconduct by the General Partner.

In addition to the General Partner, the Partnership Agreement provides for an advisory committee with that committee to review and advise on matters such as operational policies and practices of the Partnership, extraordinary transactions, transactions that may be present a conflict of interest, any compensation due the General Partner and to serve as the equivalent of an audit committee.

Voting Rights

Subject to certain limitations and requirements in the Partnership Agreement, the General Partner has the sole and exclusive right and power to manage and operate the business of the Partnership. However, the Units entitle the holder to vote on all matters submitted to a vote of Unit Holders. The Partnership Agreement provides Limited Partners with certain limited voting rights. For example, the Limited Partners, by a vote of Limited Partners holding a majority of the then outstanding Units, are required to approve certain actions, such as: the removal of the General Partner or the admission of a new General Partner; the extension of the Partnership’s term; the dissolution of the Partnership; subject to certain limitations, amendments to the Partnership Agreement; the sale of all or substantially all of the Partnership’s assets; and certain transactions the Partnership may seek to engage in or effect.

No Withdrawal or Dissolution; Restrictions on Transfer

No Limited Partner may at any time withdraw from the Partnership, except as provided in the Partnership Agreement, and no Limited Partner currently has the right to have the Partnership dissolved or the right to a return of any contribution to the capital of the Partnership.

The Partnership Agreement imposes various restrictions and requirements on a Limited Partner’s right to sell, transfer or assign their Units. Among the restrictions is that any proposed transfer must be effected in accordance with limitations that will not result in the termination of the Partnership under the Internal Revenue Code.

Term

The Partnership Agreement currently provides the term of the Partnership extends until November 30, 2023.